

April 6, 2012

Via E-mail
Thomas W. Colligan
Principal Executive Officer
Yacht Finders, Inc.
56 Laenani Street
Haiku, HI 96708

> **Re:** **Yacht Finders, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2011**
> **File No. 000-52528**

Dear Mr. Colligan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9 A. Controls and Procedures

1. Amend your fiscal 2011 Form 10-K to provide management's report on internal control over financial reporting in a format consistent with the requirements of Item 308(a) of Regulation S-K. Also please be advised that you will also need to file newly signed officer certifications with your revised Form 10-K. Prior to filing your amendment, you may provide us with your proposed disclosures in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief